

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Amed Hazel
Manager
LB 1 LLC
818 Natchez Valley Trace
Grayson, GA 30017

>   **Re: LB 1 LLC**
>   **Amendment No. 3 to**
>   **Offering Statement on Form 1-A**
>   **Filed July 22, 2020**
>   **File No. 024-11147**

Dear Mr. Hazel:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2020 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed July 22, 2020

Description of Securities Offered, page 24

1.   We note your response to comment 3. Please disclose the interest rate table in the description of securities offered, disclose the principal terms of the securities, and clarify the extent to which you are offering 4 separate notes depending on the amount invested and duration. Additionally, we note the disclosure that you intend to "produce attractive risk adjusted returns by purchasing distressed loans and also by making real estate backed loans. . .." Please tell us whether the notes you are offering are linked to underlying securities.

Sponsor's Experience, page 28

2. We note your response to comment 2 and the revised disclosure on page 28. Please revise to
    - disclose which programs were "public and nonpublic" and the duration of the programs, including whether they were completed,
    - clarify whether the programs involved "solely Mortgage Backed Securities" per paragraph (a) versus the commercial and residential "properties purchased" discussed in paragraphs (d), (f), (g) and (h),
    - quantify the approximate amount of "success" fees, commissions, advisory and other remuneration,

    Additionally, please revise to disclose if the sponsor has experienced any material adverse business developments or conditions and to ensure that the information presented about the sponsor's past experience and performance is balanced.

    You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction